                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


           ANSALDO SIGNAL N.V. 1998 MANAGEMENT REPORT TO SHAREHOLDERS


                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)


                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F [X]                                     Form 40-F


         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes [ ]                                        No [X]


              This document contains 41 pages including this page.

                               ANSALDO SIGNAL N.V.
                     1998 MANAGEMENT REPORT TO SHAREHOLDERS










                                TABLE OF CONTENTS

                            Letter from the Chairman
                        Letter from the Managing Director
                      Selected Consolidated Financial Data
                       Management Discussion and Analysis
                         Report of Independent Auditors
                        Consolidated Financial Statements
                   Notes to Consolidated Financial Statements




                                 ==============
                                 ANSALDO SIGNAL
                                 ==============

ANSALDO SIGNAL N.V.
1998 MANAGEMENT REPORT TO SHAREHOLDERS



                            LETTER FROM THE CHAIRMAN

     Dear Shareholder:

     I am pleased to have you receive this Management Report to Shareholders for 1998, particularly since the results of this past year confirm that the initiatives we have launched throughout the company are beginning to show real benefits and a marked profit performance.

     Ansaldo Signal has been very successful in capturing significant orders in 1997 and 1998. We have made great progress in controlling costs and in putting unprofitable contracts behind us. We have continued to drive home efficiencies throughout the company and its various operating units. And we have kept a focused eye on continuous improvement in all metrics that enhance the prospects for profit.

     This report and the message from Managing Director James Sanders detail the measures we have underway to capture orders, increase revenues, and bring more of our revenue to the bottom line, where it belongs. It also exemplifies our concerted effort to cut costs. We have eliminated all pictures, niceties and color so as to keep our costs low.

     Our annual meeting of shareholders is scheduled for April 26, 1999 in the company's corporate headquarters in Amsterdam. You have received, or shortly will receive, your Proxy for that meeting. I welcome you to attend that meeting.

     I would like to take this opportunity to thank the members of the Supervisory Board of the company for the insight, wisdom and direction they contributed to me and the company throughout 1998. They have functioned constructively in a challenging environment; they have been of great value to our progress this past year.

     I look forward to the opportunity to continue to serve you, our shareholders, in 1999.

     Sincerely,



     Alberto Rosania
     Chairman

                                                             ANSALDO SIGNAL N.V.
                                          1998 MANAGEMENT REPORT TO SHAREHOLDERS



                        LETTER FROM THE MANAGING DIRECTOR

     Dear Shareholder:

     Ansaldo Signal began in late 1996 as a concept. Today, we are a solid, trusted partner of our railway and mass transit customers, delivering not only technologically advanced concepts but also projects on time and at a profit. We have worked hard to turn around the Company, and we intend to stay on track with our continuous improvement.

     Since taking the helm of the Company in 1997, I launched a series of fundamental initiatives to drive up our performance. We have redesigned business processes at our operating companies to maximize efficiency and reduce indirect cost. We have worked steadfastly to resolve problem contracts from previous times. We have focused our marketing efforts on core markets. We have globalized our technologies, systems, products and services where it made sense to do so. And we have built backlog.

     Our redesign work began to pay off in 1998. Furthermore, in 1998, we had a solid year of successful orders across the board. In Asia and Australia, we won contracts for station management systems in Hong Kong; for UM71(TM) track circuits IN China, and from traditional domestic customers in Australia.

     In North America, we won interlocking contracts for the Northeast Corridor and automatic train control contracts in Atlanta, Miami, and Camden, New Jersey. We also entered the communications-based train control system market with a demonstration agreement in partnership with Matra Transport International for New York City Transit.

     In Europe, we won discontinuous cab signaling contracts in Sweden, Denmark and Norway. We won contracts for hot box detectors in Spain. We won Italian contracts for wayside and on-board train control systems that can be upgraded to European Rail Traffic Management Systems standards. We won a contract which introduces our Microlok(R) II interlockinG system into Scandinavia. And we were declared preferred bidder to design a Network Management Center for Railtrack's West Coast Route Modernization project.

     We have much to achieve in 1999 to lock in our position as a profitable company. We are focusing on tight contract management, continued restructuring, and improving the skill mix of our engineers and project managers. In marketing, we are targeting increased services such as warehousing, just-in-time delivery, software maintenance, technical support/ operations and system integration. Through these services, we will capture a larger share of our existing customer base by becoming increasingly part of their value added chain.

     We foresee stable markets, supported by announced Italian government funding for high speed, for electronic interlocking systems, and for metropolitan mass transit system upgrades. The funding authorized by the United States government in TEA-21, and the over two-billion British pound capital expenditures announced by Railtrack also contribute to our assessment of the world markets going forward.

     We are committed to securing the global opportunities in the rail signaling and communication sector, and bringing their benefits to our shareholders.

     Sincerely,



     James N. Sanders
     Managing Director

ANSALDO SIGNAL N.V.
1998 MANAGEMENT REPORT TO SHAREHOLDERS



                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data has been derived from the audited consolidated financial statements of Ansaldo Signal N.V. ("the Company," "ASNV" or "Ansaldo Signal"), including those consolidated financial statements of the Company for the years ended December 31, 1998, 1997 and 1996, which are included elsewhere herein. The audited Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

                                                                             YEAR ENDED DECEMBER 31
                                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

INCOME STATEMENT DATA                                     1998            1997             1996             1995            1994
Revenues                                           $   354,532     $   318,225      $   353,500      $   299,347     $   339,193
Cost of sales                                          277,450         263,274          296,620          236,858         265,044
                                                   -----------     -----------      -----------      -----------     -----------
Gross profit                                            77,082          54,951           56,880           62,489          74,149
Selling, general and administrative expenses            47,685          50,107           47,971           38,829          43,954
Research & development expenses                          7,025           9,953           11,804           11,759           8,453
Acquired in process research & development (1)              --              --           15,144               --              --
Reorganization (2)                                          --          (1,584)          17,288               --              --
                                                   -----------     -----------      -----------      -----------     -----------
Operating expenses                                      54,710          58,476           92,207           50,588          52,407
                                                   -----------     -----------      -----------      -----------     -----------
Operating income (loss)                            $    22,372     $    (3,525)     $   (35,327)     $    11,901     $    21,742
                                                   ===========     ===========      ===========      ===========     ===========
Net income (loss)                                  $     6,522     $   (12,678)     $   (38,895)     $     6,408     $    15,534
                                                   ===========     ===========      ===========      ===========     ===========

Basic and diluted net income (loss) per
     common share                                  $      0.32     $     (0.62)     $     (1.90)     $      0.36     $      0.86
                                                   ===========     ===========      ===========      ===========     ===========
Cash dividends per share                           $        --     $        --      $        --      $        --     $        --
                                                   ===========     ===========      ===========      ===========     ===========
Weighted average number of common
     shares outstanding                             20,448,750      20,448,750       20,448,750       17,990,750      17,990,750
                                                   ===========     ===========      ===========      ===========     ===========

                                                                                    DECEMBER 31
                                                                                   (IN THOUSANDS)
                                                          1998            1997             1996             1995            1994
BALANCE SHEET DATA
Working capital                                    $   120,143     $    89,804      $   105,751      $    98,801     $   107,104
Total assets                                       $   472,592     $   457,166      $   487,507      $   378,062     $   330,707
Borrowings-financial institutions (3)              $   120,024     $    94,132      $    71,781      $    61,344     $    30,598
Borrowings-related parties                         $    26,282     $    32,379      $    30,202      $     3,853     $     3,425
Shareholders' equity                               $   112,374     $   102,552      $   125,670      $   151,505     $   141,213

(1) In-process research and development acquired in connection with the acquisition of 51% of CSEE Transport S.A. in June 1996.

(2)  See Note 17 of Notes to Consolidated Financial Statements.

(3)  Includes current maturities.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS



            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes thereto appearing elsewhere herein. The financial statements have been prepared in accordance with US GAAP.

     Unless otherwise indicated, all amounts are stated in thousands of US dollars, except per share amounts. All references to years 1998, 1997 and 1996 mean the calendar years ended December 31, 1998, December 31, 1997 and December 31, 1996, respectively.

     THE COMPANY

     Ansaldo Signal N.V. was incorporated on November 13, 1996 in Amsterdam, The Netherlands. Its corporate headquarters are located in Schiphol, The Netherlands. Ansaldo Trasporti S.p.A. ("ATR") is the owner of 14,711,250 common shares, NLG .01 per share ("Common Shares"), or approximately 72% of the outstanding Common Shares, of the Company. Finmeccanica S.p.A. ("Finmeccanica") is the owner of approximately 56% of the outstanding shares of ATR and Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"), the Italian state holding company, is in turn the owner of approximately 61% of the outstanding shares of Finmeccanica.

     The Company was formed by Union Switch and Signal Inc. ("US&S") to combine the business of US&S with the other railway signaling and automation business investments of ATR. See Note 1 of Notes to the Consolidated Financial Statements.

     The Company is a worldwide supplier of signaling, automation and control systems, related components and services for the global railroad and mass transit industries.

     OVERVIEW

     The Company's operating segments are managed along geographic divisions that correspond to the location of its principal subsidiaries: US&S is a Delaware corporation with facilities located in Pittsburgh, Pennsylvania and Batesburg, South Carolina; Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") is an Italian corporation with facilities located in Genoa, Naples, Tito and Torino, Italy; and CSEE Transport S.A. ("CSEE") is a French corporation with facilities located in Paris and Riom, France. The Company has other subsidiaries based in Sweden (AT Signal Systems A.B.), Australia (Union Switch & Signal Pty. Ltd.), Ireland (AT Signaling (Ireland) Ltd.) and India (Union Switch & Signal Ltd. Pvt.). While each such subsidiary services its domestic market, it also sells to specific international markets.

     The Company's largest operations are located in the United States, Italy and France which, including their international sales, accounted for approximately 97% of revenues in 1998. The Company's operations may be affected by economic, political and regulatory conditions in the countries where the Company does business, changes in which could, among other things, result in currency or exchange controls or other restrictions being imposed on the operations of the Company.

     Systems revenues for all of the Company's operating units are derived from long-term contracts and are recognized using the percentage-of-completion method of accounting. Product revenues for all operating units result from the sales of component products, which are not part of a long-term contract, and are recognized upon shipment of these products.

     ASNV returned to profitability in 1998 as a result of improved and stabilized markets and greater efficiencies at the operating level. Gross profits of the Company's two largest subsidiaries, US&S and ASF, increased during 1998. While benefiting from its large contract entered into in 1997 with the New York City Transit Authority ("NYCTA"), US&S also reinforced its presence in the automatic train control market, winning contracts from the Delaware River Port Authority, the Metropolitan Atlanta Rapid Transit Authority and the Miami-Dade County Transit Authority. In addition, US&S won contracts for its Microlok(R) II interlocking control system from AMTRAK for its upgrade of the Northeast Corridor.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



     During 1998, US&S also positioned itself favorably to enter two new markets. In partnership with Matra Transportation International, US&S signed a demonstration agreement to design and demonstrate a communications-based train control ("CBTC") system for the NYCTA, which has announced that it will implement CBTC technology on its entire system during the early part of the next century. In addition, US&S was named preferred bidder for a Network Management Center System for the West Coast Main Line of Railtrack PLC in the United Kingdom, on which work is well underway. The system will be designed to manage and control conventional and high speed passenger and freight traffic traveling as much as 140 miles per hour and is part of an overall infrastructure improvement program expected to take place over 10 years.

     ASF benefited from its existing large contract with the Italian state railway ("FS"), but also won the second part of the biggest European contract let in 1998 for centralized traffic control from the FS to upgrade its infrastructure with technologies to bring it toward compliance with emerging European Traffic Management System (ERTMS) standards. ERTMS is being developed under the auspices of the European Union by a consortium of European signaling system suppliers (EUROSIG) whose goal is to achieve harmonious standards for signaling for all European railroads. In addition to European contracts, including its hot box detector products, CSEE continued to make sales in Hong Kong and China in 1998 for a station management system and its UM71(TM) track circuits, respectively.

     ORDERS

     The Company's orders for 1998 were $357,488. This was a decrease of $213,876 (37.4%) from $571,364, received in 1997. This decrease was primarily caused by the non-recurrence of two large orders totaling $244,000 in 1997: one in the United States, for the NYCTA and another from the FS for the first part of Grande Rete (the "large network" connecting the major cities in Italy).

     BACKLOG

     The Company's backlog has increased $19,158 (2.5%) to $792,220 at December 31, 1998 from $773,062 at December 31, 1997. Included in the backlog is the major portion of the two large 1997 orders discussed above totaling $244,000 which are expected to be completed over the next three to four years.

RESULTS OF OPERATIONS

     1998 VERSUS 1997

     Ansaldo Signal's consolidated results of operations improved in 1998 compared to 1997. Revenue in 1998 increased 11% to $354,532 on the strength of the year-end 1997 backlog. Gross profit in 1998 increased 40% to $77,082 as a result of higher volume and better mix of contracts. Operating expenses in 1998 were reduced by 6% to $54,710 as a result of efficiency improvements. The consolidated net income in 1998 was $6,522 compared to a net loss of $12,678 in 1997. Items contributing to this improved performance in addition to the higher revenue volume and strong improvement in gross profit include (i) a one-time pretax gain of $980 from the conversion from a capital lease to an operating lease of the lease for the Pittsburgh Engineering and Technology Facility; (ii) the forgiveness by the French government of a pretax $1,400 repayable research and development grant; and (iii) the net decrease in the valuation allowance of $2,040, which has reduced the 1998 tax provision and reflects utilization of a portion of loss carryforwards in 1998 for which a valuation allowance had previously been established.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



     REVENUE

     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of such unit's own country boundaries.

                                                           REVENUE
                                                     1998             1997
     US&S                                        $150,834         $122,419
     ASF                                          113,314          108,481
     CSEE                                          79,354           75,681
     Other                                         11,030           11,644
                                                 --------         --------
     Total                                       $354,532         $318,225
                                                 ========         ========

     Company revenues increased by $36,307 (11.4%) to $354,532 for 1998 from $318,225 for 1997. This net increase in revenue was due to increased volumes for all major operating units. The Company began to recognize revenues in 1998 on significant contracts awarded in the later part of 1997. The foreign exchange effect on revenue was not significant. US&S's and ASF's increases in revenue were primarily due to increased systems revenue. CSEE's increase in revenue was due to an increase in component sales partially offset by lower systems sales.

     GROSS PROFIT

     The Company's gross profit is set forth below:

                                                       GROSS PROFIT
                                                    1998             1997
     US&S                                        $30,786          $13,348
     ASF                                          23,992           19,564
     CSEE                                         16,440           19,821
     Other                                         5,864            2,218
                                                 -------          -------
     Total                                       $77,082          $54,951
                                                 =======          =======

     Gross profit increased by $22,131 (40.3%) to $77,082 (21.7% of revenues) in 1998 from $54,951 (17.3% of revenues) in 1997. US&S completed a major software contract in 1997 that reduced gross profit in 1997 by $11.0 million, and there were no similar negative adjustments of that magnitude necessary in 1998. Increased revenue and a more favorable product mix accounted for the balance of the increase in gross profit.

     SELLING, GENERAL, AND ADMINISTRATIVE

     Selling, general, and administrative expenses decreased by $2,422 (4.8%) to $47,685 (13.4% of revenue) in 1998 from $50,107 (15.7% of revenue) in 1997. This decrease is due to lower spending levels associated with efficiency improvements. The decrease as a percentage of revenue reflects the combination of lower expenses and higher 1998 revenue.

     RESEARCH AND DEVELOPMENT

     Research and development expenses decreased by $2,928 (29.4%) to $7,025 (2.0% of revenue) in 1998 from $9,953 (3.1% of revenue) in 1997, due to lower spending levels (due to planned cost reductions and completion of existing projects). In 1998 and 1997 the Company incurred an additional $5,500 and $7,200, respectively, of research and development expenditures not shown on the income statement which were funded by government

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



grants. Total internal and external supported research and development expenditure for 1998 and 1997 was $12,525 (3.5% of revenue) and $17,153 (5.4% of revenue), respectively. In addition, the research and development that is performed in accordance with contract requirements is considered in cost of revenue.

     NON-RECURRING CHARGES

     In 1998, there were no non-recurring charges. In 1997, $1,584 of accrued reorganization costs were reversed. See Note 17 of Notes to Consolidated Financial Statements.

     INTEREST EXPENSE

     Interest expense increased by $1,515 (17.2%) to $10,349 in 1998 from $8,834 in 1997. The increase is due to higher average debt levels in 1998. The higher average debt is mainly caused by increased working capital requirements related to larger, more complex contracts with longer cycle time in backlog.

     OTHER INCOME

     Other income increased by $2,216 to $1,868 in 1998 from a net expense of $348 in 1997. The increase is primarily due a one-time gain of $980 which resulted from the conversion of the Pittsburgh Engineering and Technology Facility lease and the forgiveness of a $1,400 research and development grant by the French government.

     TAXES

     The Company recorded a $7,300 tax provision in 1998 compared to a $77 tax provision for 1997. The effective rate was 52.6% in 1998 compared to (0.1%) in 1997. In 1998 the Company recorded a net decrease in the valuation allowance related to loss carryforwards of $2,040, which has reduced the 1998 tax provision. The decrease reflects utilization of a portion of loss carry forwards in 1998 for which a valuation allowance had previously been established and the Company's improved expectations about the future realizability of certain of the remaining loss carry forwards before their expiration. The 1997 provision includes a charge of $2,632 to reflect changes in the tax laws in Italy and a $3,742 charge for the increase in the valuation allowance relating to loss carryforwards. See Note 9 of Notes to Consolidated Financial Statements.

     1997 VERSUS 1996

     The historical information shown below reflects CSEE's revenues, gross profit and operating expenses from June 28, 1996, the date on which the remaining 51% of CSEE was acquired by the Company. Prior to that date, the Company's 49% share of CSEE's results were included in other (income) expense in the consolidated statements of income. The pro forma information includes CSEE on a 100% consolidated basis for each period shown. The changes in amounts between 1997 and 1996 for the information presented primarily reflect the impact of the acquisition of the remaining interest in CSEE. Consequently, the discussion below between 1997 and 1996 focuses on changes from the 1996 pro forma information.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



     REVENUE

     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of such unit's own country boundaries.

                                                                                 REVENUES
                                                    HISTORICAL        HISTORICAL       HISTORICAL         PRO FORMA
                                                          1997              1996             1997              1996
     US&S                                             $122,419          $153,183         $122,419          $153,183
     ASF                                               108,481           128,037          108,481           128,037
     CSEE                                               75,681            55,213           75,681            89,747
     Other                                              11,644            17,067           11,644            17,067
                                                      --------          --------         --------          --------
     Total                                            $318,225          $353,500         $318,225          $388,034
                                                      ========          ========         ========          ========

     Historical Company revenue for 1997 was $318,225 compared to $353,500 for 1996.

     Company revenues decreased by $69,809 (18.0%) to $318,225 for 1997 from $388,034 for pro forma 1996. This net decrease in revenue was due to decreased volumes for all locations. In part this was due to the fact that the award of contracts tended to happen in the later part of 1997 and could not be converted into significant revenues for the year. This decrease includes a $24,127 decrease due to the effect of a stronger dollar that reduces the reported value of revenue denominated in other currencies. The decrease in US&S and ASF revenue was primarily due to delay by customers in putting new work out to bid and a further delay in the release of high speed work in Italy. The decrease in revenue in CSEE was due to a less favorable French market and to delay in an Asian project.

     GROSS PROFIT

     The Company's gross profit is set forth below:

                                                                               GROSS PROFIT
                                                    HISTORICAL        HISTORICAL       HISTORICAL         PRO FORMA
                                                          1997              1996             1997              1996
     US&S                                              $13,348           $17,670          $13,348           $17,670
     ASF                                                19,564            20,839           19,564            20,839
     CSEE                                               19,821            13,450           19,821            23,822
     Other                                               2,218             4,921            2,218             4,921
                                                       -------           -------          -------           -------
     Total                                             $54,951           $56,880          $54,951           $67,252
                                                       =======           =======          =======           =======

     Historical Company gross profit for 1997 was $54,951 compared to $56,880 for 1996.

     Gross profit decreased by $12,301 (18.3%) to $54,951 (17.3% of revenues) in 1997 from $67,252 (17.3% of revenues) for pro forma 1996. This decrease includes a $5,209 decrease due to the effect of a stronger dollar that reduces the reported US dollar value of gross profit denominated in other currencies. US&S completed a major software contract in 1997 that reduced gross profit in 1997 and 1996 by $11.0 million and $7.1 million, respectively. Decreased revenue and the reactions to the currency devaluation in Asia, which impacted several of the operations, accounted for the balance of the decrease in gross profit.

     SELLING, GENERAL, AND ADMINISTRATIVE

     Historical selling, general, and administrative expenses increased by $2,136 (4.4%) to $50,107 in 1997 from $47,971 in 1996.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



     Selling, general, and administrative expenses decreased by $6,324 (11.2%) to $50,107 (15.7% of revenue) in 1997 from $56,431 (14.5% of revenue) on a pro forma basis in 1996. This decrease is primarily due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures and to lower overall spending levels. The increase as a percentage of revenue reflects the sharp decline in 1997 revenue and the continuation of certain marketing and other costs.

     RESEARCH AND DEVELOPMENT

     Historical research and development expense decreased by $1,851 (15.7%) to $9,953 in 1997 from $11,804 in 1996.

     Research and development expense decreased by $4,429 (30.8%) to $9,953 (3.1% of revenue) in 1997 from $14,382 (3.7% of revenue) on a pro forma basis in 1996, due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures) and to lower spending levels due to planned cost reductions and completion of existing projects. In 1997 the Company incurred an additional $7,200 of research and development expenditures not shown on the income statement which were funded by government grants. Total internal and externally supported research and development expenditure for 1997 was $17,153 (5.4% of revenue).

     NON-RECURRING CHARGES

     In 1996, non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. In 1997, $1,584 of the accrued reorganization provision was reversed. See
Note 17 of Notes to Consolidated Financial Statements included herein.

     INTEREST EXPENSE

     Historical interest expense increased by $2,733 (44.8%) to $8,834 in 1997 from $6,101 in 1996.

     Interest expense increased by $2,557 (40.7%) to $8,834 in 1997 from $6,277 on a pro forma basis in 1996. The increase is due to higher debt levels in 1997 than 1996 ($3,067) offset in part by the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($510).

     TAXES

     The Company recorded a $77 tax provision in 1997 compared to a ($2,714) tax benefit for 1996. The effective rate was (0.1%) in 1997 compared to 6.5% in 1996. The 1997 provision includes a charge of $2,632 to reflect changes in the tax laws in Italy and a $3,742 charge for the increase in the valuation allowance relating to realization of deferred tax assets. The 1996 provision was impacted by loss carryovers for which no tax benefit was recognized. See Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING CASH FLOW

     The Company's operating activities used cash of $20,785 in 1998 compared to $26,845 used in 1997. Cash was used to support increases in inventories of $3,616, net increases in contract-related accounts totaling $29,174, and decreases in accounts payable of $8,377. Major sources of operating cash flow included net income of $6,522 that included non-cash provisions for depreciation and amortization of $9,967. The increases in contract-related accounts totaling $29,174 is due primarily to higher contract work in progress associated with the beginning of large contracts by US&S and ASF and lower advance payments.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



     The Company's operating activities used cash of $26,845 in 1997 compared to $20,801 used in 1996. Cash was used to support increases in receivables of $12,949, net increases in contract-related accounts totaling $21,144, reorganization expenditures of $12,440 and a net loss of $12,678. Major sources of operating cash flow included an increase in accounts payable of $15,245 as well as non-cash provisions for depreciation and amortization of $11.526. The increase in receivables of $12,949 is due to higher invoicing in December and an increase in amounts due from ATR. The increases in contract-related accounts totaling $21,144 is due primarily to higher contract work in progress and lower advance payments.

     PROCEEDS FROM SALE OF FIXED ASSETS

     In June 1998, the Company renegotiated the Pittsburgh Engineering and Technology Facility lease. The conversion from a capital lease to an operating lease generated cash proceeds of $12,200. See Note 5 of Notes to Consolidated Financial Statements.

     CAPITAL EXPENDITURES

     The Company's capital expenditures were $3,152 in 1998, compared to $7,138 in 1997 and $5,218 in 1996. The decrease in the 1998 capital spending levels from 1997 is due to withholding the authorization to proceed with capital spending on certain elective projects. The Company anticipates capital expenditures will be approximately $9,000 for 1999, and that they will be financed by borrowing facilities.

     BORROWINGS

     At December 31, 1998, the Company had total borrowings of $26,282 from ATR, $50,000 from a related financial institution and $70,024 from unrelated financial institutions. Short-term borrowings of $75,403 consisted primarily of a $50,000 loan from Cofiri S.p.A. ("Cofiri"), a subsidiary of IRI, and the drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion of obligations under capital leases. Long-term borrowings due within one year of $4,286 represents the 1999 installment due on the Senior Notes issued by US&S in 1994 under a private placement (the "US&S Senior Notes"). Long-term borrowings of $40,336 included $21,429 of US&S Senior Notes, $16,950 of long-term notes at ASF, and $1,957 in long-term capital lease obligations.

     At December 31, 1997, the Company had total borrowings of $32,379 from ATR, $13,000 from a related financial institution and $81,132 from unrelated financial institutions. Short-term borrowings consisted primarily of drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion ($4,286) of long-term borrowings. Long-term borrowings included $25,714 of US&S Senior Notes and $8,289 in capital lease obligations.

     CREDIT FACILITIES

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30 million at an 8% fixed rate. The private placement notes have a ten-year term, and principal repayments began in 1997. US&S was in compliance with the indenture's covenants at December 31, 1998.

     On December 22, 1997, the Company entered into a $30 million loan agreement with Cofiri bearing interest at 7% per annum at December 31, 1997. The loan agreement was increased to $50 million on April 23, 1998. As of December 31, 1998 the total outstanding borrowings amounted to $50 million bearing interest at 6.63%. This agreement has no restrictive covenants, and borrowings are unsecured, but with letters of comfort from ATR and Finmeccanica.

     ATR / Finmeccanica continues to provide and / or guarantee various borrowings. At December 31, 1998 total borrowings from ATR were $26,282.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



     ATR / Finmeccanica has agreed to continue to provide sufficient guarantees and / or financing support for the operations of Ansaldo Signal N.V. and its subsidiaries until March 2000. The repayment of any present or future indebtedness to ATR / Finmeccanica can be deferred until such date if requested by the Company. Management would request deferral of payment if such payment would result in the Company violating any of its current debt covenants.

     The Company had uncommitted lines of credit available at December 31, 1998 of $127.7 million with various banks. The unused portion of the lines of credit available at December 31, 1998 totaled $52.3 million, a substantial portion of which related to a specific commercial arrangement with one customer and therefore is not available for general corporate use.

     The Company had uncommitted lines of credit available at December 31, 1997 of $101.8 million with various banks. The unused portion of the lines of credit available at December 31, 1997 totaled $35.6 million after a deduction of $11.2 million for commercial and stand-by letters of credit issued under one of the lines.

     Because of the planned growth of the business and the delay in collection of some of the larger contracts, the Company expects to need to increase its financing facilities, including committed facilities. Management expects to be able to put new facilities in place in 1999, with the dependence on credit enhancement from ATR / Finmeccanica. Management believes that these new facilities, together with those already in place, will be adequate to meet its anticipated requirements in 1999.

     DIVIDENDS

     To date the Company has not paid dividends and has no plans to pay any future dividends.

     BONDING ARRANGEMENTS

     The Company is required, in the normal course of its business, to provide bid, performance and advance payment bonding on certain contracts. The Company maintains a $100,000 surety bonding facility ($30,004 outstanding at December 31, 1998), in addition to a $300,000 surety-bonding facility ($107,993 outstanding at December 31, 1998) provided by Finmeccanica. US&S also had a $2,917 letter of credit outstanding at December 31, 1998 that is supported by ATR. ATR / Finmeccanica is also providing bid, advance payment, performance and retention bonding of $179,632 for the European subsidiaries. Pursuant to a Bonding Support Agreement, dated as of November 13, 1996, Finmeccanica and ATR have agreed to continue providing these services through December 31, 1999 at which time the agreement shall be automatically renewed for another year unless terminated upon 60 days' written notice prior to such date.

     FOREIGN EXCHANGE RISK MANAGEMENT

     Foreign exchange rates related to significant non-US Dollar operations of the Company were as follows:

                                               PER US DOLLAR
                                  FRENCH FRANC                                ITALIAN LIRE
     YEAR                AVG.        HIGH         LOW              AVG.            HIGH             LOW
     1998               5.896       6.215       5.420            1736.7          1828.0          1589.9
     1997               5.832       6.351       4.557            1702.7          1840.0          1517.0
     1996               5.139       5.830       4.996            1542.1          1600.0          1494.0

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Euro conversion rates for Lire and French Francs were fixed at 1936.28 Lire and 6.5596 French Francs for 1 Euro. As of March 31,1999 the US Dollar exchange rate for 1 Euro was $1.077. The Company conducts business in many of the

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



member countries and the Company is addressing the issues involved with the introduction of the Euro. The more important issues facing the Company include converting information technology systems; reassessing currency risk; and processing tax and accounting records. See "Euro Conversion."

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as, and effective as, hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. The net unrealized gain on open contracts at December 31, 1998 that was not recognized in the consolidated statements of income (loss) and comprehensive income (loss) was $118. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote, and that such losses would not be material.

     INTEREST RATE RISK MANAGEMENT

     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1998, approximately $42, 664 of the Company's borrowings were at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1999.

     INFLATION

     Although inflation over the last three years has been at reduced levels compared to prior years, it has nevertheless caused an increase in the Company's costs. These increased costs are not usually fully recoverable on the Company's fixed price, multiyear contracts. Because it is very difficult to predict the rate of inflation in the future, management is unable to predict the effect of inflation upon the Company's future business. Higher rates of inflation increase the potential for adverse consequences to the business due to increased costs and lower infrastructure spending

     YEAR 2000

     In 1997, the Company commenced, for all of its internal systems, a Year 2000 ("Y2K") data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. The Company is re-deploying existing information technology resources to minimize the risk of potential disruption from the Year 2000 problem. This problem is a result of computer programs that were written using two digits (rather than four) to define the applicable year. Any information technology ("IT") systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations and system failures. The problem also extends to many "non-IT" systems, i.e., operating and control systems that rely on embedded microprocessors. In addition, like every other business enterprise, the Company is at risk from Y2K failures on the part of its major business counterparts, including suppliers and manufacturers, as well as potential failures in public and private infrastructure services, including electricity, water, gas, transportation and communications.

     System failures resulting from the Y2K problem could adversely affect operations and financial results in all of the Company's business segments. Failures may affect security, payroll operations or employee health and safety, as well as such routine but important operations as billing and collection.

     The Company has developed an approach to resolving the Y2K issues that are reasonably within its control. The Company's approach to solving the problem is described below.

     In the first phase, all hardware and software (including business and operations applications, operating systems and third-party products) that may be at risk are identified. Once each at-risk system has been identified, the Y2K

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



task forces assess how critical the system is to business operations and the potential impact of failure, in order to establish priorities for repair or replacement. This process has been completed for all IT systems, resulting in the identification of those business systems that are "critical" to continued functioning. New software has been installed at the French subsidiary and a new payroll system is being installed in the United States. ASF is relying on the outsourced systems solutions provided by ATR.

     The next phase involves the development of appropriate remedial strategies for both IT and non-IT systems. These strategies may include repairing, testing and certifying, replacing or abandoning particular systems (as discussed below). Selection of appropriate strategies is based upon such factors as the assessments made in the risk review, the type of system, the availability of a Y2K-compliant replacement and cost. The development of remedial strategies phase has been completed for all IT systems. For some non-IT embedded systems, strategy development is continuing.

     The remediation phase involves creating detailed project plans, marshalling necessary resources and executing the strategies chosen. For IT systems, this should be completed for critical and important systems by July 31, 1999. For non-critical systems, most corrections are expected to be completed by December 31, 1999.

      Testing includes establishing a test environment, performing systems testing and using third party consultants to certify the results. Testing for non-IT systems has been initiated; however, due to the Company's reliance on many third-party vendors for these systems, the Company cannot estimate precisely when this phase will be completed. The Company's target for all critical and important non-IT systems is September 1999.

     The Company has initiated written and telephonic communications with key third-party businesses, as well as public and private providers of infrastructure services, to ascertain and evaluate their efforts in addressing Y2K compliance. It is anticipated that the majority of testing and certification with these entities will occur in 1999.

     Contingency planning involves addressing any remaining open issues expected at the close of 1999 and early 2000. As a precautionary measure, the Company is currently developing contingency plans for all systems that are not expected to be Y2K compliant by September 1999. A variety of automated as well as manual plans are under consideration, including the use of electronic spreadsheets and manual workarounds. The Company estimates that all of these plans will be completed by December 1999.

     A significant portion of the Company's Y2K costs has not been incremental, but rather reflect redeployment of internal resources from other activities. The Company does not expect these redeployments to have a material adverse effect on other ongoing business operations of the Company and its subsidiaries, although it is possible that certain maintenance and upgrading processes will be delayed as the result of the priority being given to Y2K remediation. All of the costs of the Y2K project are being borne out of the Company's existing credit facilities.

     Based upon its efforts to date, the Company believes that the vast majority of both its IT and its non-IT systems, including all critical and important systems, will be Y2K compliant. Accordingly, the Company does not currently anticipate that internal systems failures will result in any material adverse effect to its operations or financial condition. During 1999, the Company will also continue and expand its efforts to ensure that major third-party businesses and public and private providers of infrastructure services, such as utilities, communications services and transportation, will also be prepared for the Year 2000, and to develop contingency plans to address any failures on their part to become Y2K compliant. At this time, the Company believes that the most likely "worst-case" scenario involves potential disruptions in areas in which the Company's operations must rely on such third parties whose systems may not work properly after January 1, 2000. In addition, the Company's international operations may be adversely affected by failures of businesses in other parts of the world to take adequate steps to address the Y2K problem. While such failures could affect important operations of the Company and its subsidiaries, either directly or indirectly, in a significant manner, the Company cannot at present estimate either the likelihood or the potential cost of such failures.

     The nature and focus of the Company's efforts to address the Y2K problem may be revised periodically as interim goals are achieved or new issues are identified. In addition, it is important to note that the description of the Company's efforts necessarily involves estimates and projections with respect to activities required in the future. These estimates and projections are subject to change as work continues, and such changes may be substantial.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



     The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims. The Company has also communicated with its customers as to their concerns with the Company's products as relating to the Y2K problem. It is possible, however, that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and overall systems control applications. The Company is aware of the potential for such claims against it and other companies for damages from products and services that were not Y2K ready. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Management believes, however, that the Company will not be exposed to material liability for Y2K claims of third parties.

     EURO CONVERSION

     On January 1, 1999, certain member countries of the European Union, including Italy, France and Ireland, established fixed conversion rates between their existing currencies and the Euro. The Company conducts business in several European Union member countries and is in the process of addressing the issues involved with the introduction of the Euro. The more important issues facing the Company include converting information technology systems, reassessing currency risk, and processing tax and accounting records.

     Based upon progress to date the Company believes that use of the Euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the Euro is not expected to have a material effect on the Company's financial condition or results of operations.

     However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

     NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which the Company is required to adopt no later than January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings contemporaneously with the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, recorded as a component of other comprehensive income within stockholders' equity. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company does not believe the effect of adopting SFAS 133 will be material to its financial position or results of operations.

     OUTLOOK

     The Company's backlog provides a base of business over the next several years. The Company expects to benefit from the substantial number of contracts to be bid in North America compared to recent prior years and from an expected increase in high-speed train work in Europe. However, the Asian markets other than China may continue to defer infrastructure spending in light of their current economic condition. In addition the Company's industry has been experiencing consolidation and thus increased competition, particularly from new firms entering into the software sector of the business.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     FOREIGN EXCHANGE RISK

     The operations of the Company are conducted by entities in many countries, and accordingly, the results of operations of the Company are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is measured and recorded in the relevant local currency and then translated into US Dollars ("USD") for inclusion in the consolidated financial statements. The entities translate the balance sheets of the respective non-USD denominated operations into USD at the prevailing exchange rates on the balance sheet date. Income and cash flow statements are translated at the average exchange rate for the period.

     The Company generally attempts to hedge a portion of its currency translation risk by financing its operations in subsidiaries through borrowings denominated in local currencies, wherever possible. The lending entity will then hedge the USD / local currency foreign currency exposure on the intercompany financing using foreign exchange forward contracts.

     In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a sales or purchase transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenue and costs in the same currency, which is generally the practice in the railway industry.

     Currency hedging is generally used by businesses to protect against contract risk. The Company incurs currency risk primarily from loans to its subsidiaries. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial conditions or results of operations.

     The Company uses forward foreign exchange contracts to manage foreign currency risk. The premium or discount on a forward foreign exchange contract (or on the forward element of a foreign currency swap) is amortized to the income statement over the life of the contract.

     The following table summarizes, by major currency, the amounts to be received and paid under forward foreign exchange contracts and currency swaps as of December 31, 1998 (in thousands of US dollars):

                                                                      RECEIVABLE          PAYABLE
     U.S. Dollar                                                         $15,580           $6,286
     Australian Dollar                                                     4,126            4,418
     Canadian Dollar                                                          --               56
     French Franc                                                          6,539           12,132
     Irish Pound                                                             178               --
     Italian Lire                                                          1,974            5,352
     Hong Kong Dollar                                                      3,285            3,285
     Swedish Krona                                                         3,453            3,628
     Pound Sterling                                                        1,137            1,137
                                                                         -------          -------
     Balance at December 31, 1998                                        $36,272          $36,294

     INTEREST RATE RISK

     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1998, approximately $42,664 of the Company's borrowings were at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results; however, no such instruments were outstanding as of December 31, 1998. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1999.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                              MANAGEMENT DISCUSSION AND ANALYSIS



     The following table details the fixed rate debt obligations of the Company at December 31, 1998.

                                                      CURRENCY                          DECEMBER 31, 1998
                                                    PAYABLE IN           CARRYING AMOUNT                 FAIR VALUE
     Ansaldo Segnalamento Ferroviario S.p.A.
     Notes (unsecured) due 2002 with a
     fixed interest rate of 4.10% (1)                     Lire                   $16,949                    $16,059

     Union Switch & Signal Inc.
     Senior Notes (unsecured) due 2004, with a
     fixed interest rate of 8.00% (2)                      USD                   $25,715                    $26,587

     (1) For determination of fair market value an interest rate of 5.875% was used.

     (2) For determination of fair market value an interest rate of 6.85% was used.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS


                        REPORT OF INDEPENDENT ACCOUNTANTS


     To the Supervisory Board
     and Shareholders of
     Ansaldo Signal N.V.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income
(loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its subsidiaries (the Company), a majority-owned subsidiary of Ansaldo Trasporti S.p.A., at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




     PricewaterhouseCoopers LLP

     Pittsburgh, Pennsylvania

     March 5, 1999

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS


                                               ANSALDO SIGNAL N.V.
                                           CONSOLIDATED BALANCE SHEETS
                                   ($ in thousands, except per share amounts)
                                                                                                    DECEMBER 31
                                                                                         ----------------------
                                                                                             1998          1997
ASSETS
Current Assets:
     Cash and cash equivalents .....................................................     $ 12,913      $  4,530
     Receivables - net of allowance for doubtful accounts of $3,657 and $1,735 .....      104,647        95,689
     Receivables from parent and affiliates (Note 10) ..............................       10,051        15,761
     Inventory (Note 3) ............................................................       49,305        44,771
     Costs and estimated earnings in excess of billings
         on uncompleted contracts (Note 4) .........................................      182,253       157,008
     Deferred income taxes (Note 9) ................................................        6,844         8,059
     Prepaid expenses and other current assets .....................................       13,763        17,587
                                                                                         --------      --------
              Total current assets: ................................................      379,776       343,405
Contract retentions receivable .....................................................       11,275        13,370
Property, plant and equipment - net (Note 5) .......................................       33,735        54,302
Intangible assets - net (Note 16) ..................................................       33,658        33,118
Deferred income taxes (Note 9) .....................................................        9,320         9,653
Other assets .......................................................................        4,828         3,318
                                                                                         --------      --------
         Total assets ..............................................................     $472,592      $457,166
                                                                                         ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short term borrowings and current
         obligations under capital leases (Note 6) .................................     $ 75,403      $ 55,843
     Accounts payable ..............................................................       91,593        97,844
     Accounts payable - parent and affiliates (Note 10) ............................        4,956         4,465
     Accrued liabilities ...........................................................       27,982        24,331
     Accrued reorganization costs (Note 17) ........................................        2,276         4,160
     Billings in excess of costs and estimated earnings
         on uncompleted contracts (Note 4) .........................................       53,137        62,672
     Long-term borrowings due within one year (Note 7) .............................        4,286         4,286
                                                                                         --------      --------
              Total current liabilities ............................................      259,633       253,601
Employee benefit obligations (Note 8) ..............................................       22,477        21,304
Deferred income taxes (Note 9) .....................................................          647           606
Other liabilities ..................................................................       10,844        12,721
Long-term borrowings and obligations under capital leases (Note 7) .................       40,335        34,003
Long-term borrowings from parent (Note 10) .........................................       26,282        32,379
                                                                                         --------      --------
              Total liabilities ....................................................      360,218       354,614
                                                                                         --------      --------

Commitments and contingencies (Note 13) ............................................           --            --

Shareholders' equity:
     Priority shares, NLG 0.01 par value, 100 shares authorized,
         no shares issued or outstanding ...........................................           --            --
     Common shares, NLG 0.01 par value, 50,000,000 shares authorized,
         20,448,750 and 20,448,750 issued and outstanding ..........................          120           120
     Additional paid-in capital ....................................................      139,999       139,999
     Accumulated other comprehensive loss - foreign currency translation
              adjustments...........................................................       (7,262)      (10,562)
     Accumulated deficit ...........................................................      (20,483)      (27,005)
                                                                                         --------      --------
              Total shareholders' equity ...........................................      112,374       102,552
                                                                                         --------      --------
              Total liabilities and shareholders' equity ...........................     $472,592      $457,166
                                                                                         ========      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS


                                             ANSALDO SIGNAL N.V.
                                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                       AND COMPREHENSIVE INCOME (LOSS)
                                  ($ in thousands, except per share amounts)

                                                                                     YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------------
                                                                      1998             1997             1996
Revenue ..................................................     $   354,532      $   318,225      $   353,500
Cost of revenue ..........................................         277,450          263,274          296,620
                                                               -----------      -----------      -----------

         Gross profit ....................................          77,082           54,951           56,880
                                                               -----------      -----------      -----------

Operating expenses:
     Selling, general and administrative .................          47,685           50,107           47,971
     Research and development - net ......................           7,025            9,953           11,804
     Acquired in process research and development (Note 1)              --               --           15,144
     Reorganization costs (Notes 1 and 17) ...............              --           (1,584)          17,288
                                                               -----------      -----------      -----------

         Operating expenses ..............................          54,710           58,476           92,207
                                                               -----------      -----------      -----------

         Operating income (loss) .........................          22,372           (3,525)         (35,327)

Interest expense .........................................          10,349            8,834            6,101
Other (income) expense ...................................          (1,868)             348               57
                                                               -----------      -----------      -----------

         Income (loss) before income taxes and
              minority interest in subsidiaries ..........          13,891          (12,707)         (41,485)

Provision for (benefit from) income taxes (Note 9) .......           7,300               77           (2,714)
Minority interest in net (income) loss of subsidiaries ...             (69)             106             (124)
                                                               -----------      -----------      -----------


     Net income (loss) ...................................           6,522          (12,678)         (38,895)

Other comprehensive income (loss):
     Foreign currency translation adjustment .............           3,300          (10,350)            (362)
                                                               -----------      -----------      -----------

     Comprehensive income (loss) .........................     $     9,822      $   (23,028)     $   (39,257)
                                                               ===========      ===========      ===========


EARNINGS PER SHARE:
     Basic and diluted net income (loss) per common
          share ..........................................     $      0.32      $     (0.62)     $     (1.90)
                                                               ===========      ===========      ===========

     Basic and diluted weighted average number of
         common shares outstanding .......................      20,448,750       20,448,750       20,448,750
                                                               ===========      ===========      ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS

                                             ANSALDO SIGNAL N.V
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              ($ in thousands)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------
                                                                          1998          1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss) ..........................................     $  6,522      $(12,678)     $(38,895)
     Adjustments to reconcile net income (loss) to net cash
         used in operating activities:
     Depreciation and amortization: .............................        9,967        11,526        11,370
     Deferred income taxes ......................................        3,388         3,878        (2,310)
     Gain on sale of fixed assets ...............................         (980)           --            --
Acquired in process research and development ....................           --            --        15,144
     Changes in:
         Receivables ............................................        1,411       (12,949)         (234)
         Inventory ..............................................       (3,616)        2,943        (1,696)
         Contracts - net (a) ....................................      (29,174)      (21,144)      (13,537)
         Other assets ...........................................        1,231        (5,485)          865
         Accounts payable .......................................       (8,377)       15,245        (8,336)
         Accrued liabilities ....................................          727         4,259           228
         Accrued reorganization costs ...........................       (1,884)      (12,440)       16,600
                                                                      --------      --------      --------

              Net cash used in operating activities .............      (20,785)      (26,845)      (20,801)
                                                                      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of fixed assets .........................       12,200            --            --
     Proceeds from sale of investments in affiliates ............          506            --            --
     Capital expenditures .......................................       (3,152)       (7,138)       (5,218)
     Acquisition of CSEE - Transport S.A. (c) ...................           --            --         2,581
     Purchase of intangibles and other noncurrent assets ........       (3,501)         (344)         (578)
                                                                      --------      --------      --------

              Net cash provided by (used in) investing
                    activities ..................................        6,053        (7,482)       (3,215)
                                                                      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from short term borrowings ....................       18,475        15,108        16,366
     Financing by parent company ................................       17,893        19,475        26,175
     Proceeds from long term borrowings .........................       16,117            --        12,000
     Payments on long term borrowings ...........................      (28,799)       (5,316)      (22,137)
     Payments on capital leases .................................         (295)         (468)         (476)
                                                                      --------      --------      --------

              Net cash provided by financing activities .........       23,391        28,799        31,928
                                                                      --------      --------      --------

Effects of exchange rate changes on cash ........................         (276)       (1,039)          (74)
                                                                      --------      --------      --------

Net increase (decrease) in cash and cash equivalents ............        8,383        (6,567)        7,838
Cash and cash equivalents at beginning of period ................        4,530        11,097         3,259
                                                                      --------      --------      --------

     Cash and cash equivalents at end of period .................     $ 12,913      $  4,530      $ 11,097
                                                                      ========      ========      ========

Interest paid during period .....................................     $  9,580      $  8,586      $  4,487
                                                                      ========      ========      ========

Income taxes paid (refunded) during period (b) ..................     $  2,831      $  1,562      $ (1,107)
                                                                      ========      ========      ========


(a), (b), (c) See notes on continuation page following.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS


                               ANSALDO SIGNAL N.V.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                ($ in thousands)

(a) Includes costs and estimated earnings in excess of billings on uncompleted contracts, contract retentions receivable, billings in excess of costs and estimated earnings on uncompleted contracts and contract retentions payable.

(b) The line item "Income taxes paid (refunded)" for 1996 includes an estimate of taxes that have been paid by the ATR signaling business unit; these payments were allocated to ASF as if it were a separate taxpayer. (See Notes 9 and 10).

(c) Supplemental cash flow information regarding acquisition of CSEE-Transport S.A.

              Fair value of net assets acquired..................  $ 77,644
              Fair value of stock issued.........................   (18,912)
              Reduction in parent receivables....................   (58,732)
                                                                   --------

              Cash paid..........................................  $     --
                                                                   ========

              Cash acquired......................................  $  2,581
                                                                   ========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS

                                             ANSALDO SIGNAL N.V.
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              ($ in thousands)


                                                              ACCUMULATED
                                              ADDITIONAL            OTHER                             TOTAL
                                   SHARE         PAID-IN    COMPREHENSIVE         RETAINED     SHAREHOLDERS
                                 CAPITAL         CAPITAL     INCOME/(LOSS)        EARNINGS           EQUITY
                                 -------      ----------    -------------         --------     ------------
Balance, January 1, 1996 ......     $108        $126,589         $    150         $ 24,658         $151,505
Net loss ......................       --              --               --          (38,895)         (38,895)
CSEE acquisition ..............       12          18,900               --               --           18,912
Other (1) .....................       --          (5,490)              --               --           (5,490)
Foreign currency translation...       --              --             (362)              --             (362)
                                    ----        --------         --------         --------         --------

Balance, December 31, 1996.....      120         139,999             (212)         (14,237)         125,670

Net loss ......................       --              --               --          (12,678)         (12,678)
Foreign currency translation...       --              --          (10,350)             (90)         (10,440)
                                    ----        --------         --------         --------         --------

Balance, December 31, 1997.....      120         139,999          (10,562)         (27,005)         102,552

Net income ....................       --              --               --            6,522            6,522
Foreign currency translation...       --              --            3,300               --            3,300
                                    ----        --------         --------         --------         --------

Balance, December 31, 1998.....     $120        $139,999         $ (7,262)        $(20,483)        $112,374
                                    ====        ========         ========         ========         ========

(1) Relates to the contribution of the Signaling Business Unit of Ansaldo Trasporti S.p.A (SBU) discussed at Note 1. The adjustment represents net assets at September 30, 1996 that were not ceded to SBU by ATR on October 1, 1996.



                   The accompanying notes are an integral part of these
                       consolidated financial statements.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE BUSINESS AND CAPITALIZATION

     Ansaldo Signal N.V. ("the Company," "ASNV," or "Ansaldo Signal") was incorporated on November 13, 1996, in Amsterdam, The Netherlands and is a majority-owned subsidiary of Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.

     ASNV was formed upon the merger of Union Switch & Signal Inc. ("US&S") (at the time, a majority owned subsidiary of ATR) with a direct wholly-owned subsidiary of ASNV. As a result of the merger, US&S ceased to exist as a separate publicly traded entity and each outstanding share of US&S common stock (9,737,500 shares) was exchanged on a one-for-one basis for common shares of ASNV. Immediately after the merger described above, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to ASNV in exchange for 10,711,250 common shares of ASNV.

     The transactions noted above have been treated as a reorganization of companies under common control and, accordingly, have been reflected within the consolidated financial statements as a pooling of interests. As required under the pooling of interests method of accounting, ASNV's historical results reflect the historical results of the companies merged with and contributed to ASNV. The Company's results of operations for the first six-months of 1996 reflect the combined operating results of: (i) 100% of US&S; (ii) 100% of Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") - an Italian corporation; (iii) 49% of CSEE - Transport S.A. ("CSEE") - a French corporation; (iv) 75% of AT Signal Systems AB ("ATSS") - a Swedish corporation and (v) 100% of Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") - an Irish limited liability company. Results of operations for the remaining six months of 1996 and for the years ended December 31, 1997 and December 31, 1998 reflect 100% of CSEE, as the remaining 51% was acquired by the Company on June 28, 1996.

     The Company markets its products and services to customers in the international rail transportation and mass transit industry. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's headquarters are in Schiphol, The Netherlands.

     Signaling Business Unit Contribution

     On October 1, 1996, ATR contributed all of its wholly owned signaling business unit ("SBU") to ASF with the exception of certain contracts and liabilities, thus consolidating all of ATR's railway signaling business and assets in Italy. Under the terms of the contribution, ASF received substantially all of the assets and liabilities under the supervision of SBU at the date of the contribution.

     The consolidated statements of income (loss) and comprehensive income
(loss) for 1996 include all revenues and costs directly attributed to SBU including costs for facilities, functions and services used by the business at shared sites and costs for certain functions and services performed by ATR that were directly charged to SBU based upon usage.

     Acquisition of CSEE - Transport S.A.

     Prior to June 28, 1996, ATR owned 49% of CSEE and accounted for its investment under the equity method. On June 28, 1996, pursuant to an agreement between ATR and Compagnie des Signaux S.A. ("CS"), CSEE repurchased 604,340 shares of its outstanding shares from CS for $58.7 million As a result of this transaction, ATR increased its interest in CSEE to approximately 80% and, contemporaneously with this transaction, CS placed in escrow its remaining shares (201,460 shares) in anticipation of exchanging such shares for a certain number of shares in ASNV. These shares were exchanged for 2,000,000 ASNV common shares in December 1996. The CSEE shares which were held in escrow were considered to be under the control of ATR. The June 28 transactions were accounted for as a purchase. Accordingly, 100% of the results of operations of CSEE have been included in the combined results of ASNV since June 28, 1996.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The total cost of the transaction to acquire the remaining 51% interest in CSEE was valued at approximately $77.6 million. The net tangible assets acquired from CSEE had a fair value at the time of acquisition of $28.8 million, as well as goodwill and identified intangibles of $48.8 million, of which $15.1 million represents acquired in process research and development. Immediately following the acquisition, the Company wrote-off the acquired in process research and development. The residual goodwill and intangibles are being amortized over 20 years.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The consolidated financial statements are expressed in US dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

     Consolidation

     The Company's majority-owned subsidiaries are consolidated. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. Investments representing a 20% to 50% interest in the voting shares of affiliated companies in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method.

     Foreign Currencies

     Transactions in foreign currencies are translated into each entity's functional currency at the exchange rate in effect on the transaction dates. Exchange differences arising from translating foreign currency receivables or payables at year-end exchange rates are charged or credited to current period net income.

     The Company's results of operations and financial position are reported in US dollars. When translating local currency financial statements to US dollars, assets and liabilities are translated at the year-end rate, while income and expenses are translated using the average rate for the year. Translation differences are included as a component of shareholders' equity.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for long-term contracts.

     Revenue Recognition - Contracts

     Revenue and costs of revenue on long-term contracts are recognized using the percentage-of-completion method of accounting. Under this method, income is recognized as work progresses on the contracts based on the relationship between total contract revenues and total estimated contract costs. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. Revenue is recognized on the basis of actual costs incurred plus the portion of income earned.

     Contract costs include all direct material, subcontractor costs, and labor costs and those indirect costs related to contract performance. Revisions in profit estimates during the period of a contract are reflected in the accounting period in which the revised estimates are made on the basis of the stage of completion at that time. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Revenue related to unsigned change orders is recognized when it is determined that collection under the change order is probable. Revenue related to claims is recognized only to the extent of costs incurred when recovery under the claims is considered probable.

     Contracts are considered complete upon completion of all essential contract work, including support to integrated testing and customer acceptance.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed to customers. These amounts are not yet billable under the terms of the contracts and are recoverable from customers upon various measures of performance.

     Billings in excess of costs and estimated earnings on uncompleted contracts represents billings to customers in excess of earned revenue and advances on contracts.


     Revenue Recognition - Components

     Sales of component parts, which are not part of a long-term contract, are recognized upon shipment of products.

     Inventory

     Inventory is stated at the lower of cost or market, with cost being determined using standard costs, which approximate weighted average actual costs.

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is provided based on estimated useful asset lives and is computed on a straight-line method for financial reporting purposes. Maintenance and repairs are charged to expense as incurred. At the time property, plant and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are adjusted and any profit or loss on dispositions is included in the consolidated statement of income (loss).

     Intangible Assets

     Intangible assets represent goodwill, purchased research and development and proprietary technology, which comprises patents, drawings and other proprietary information. Intangible assets other than goodwill are being amortized over the economic lives of the assets, generally 8 to 20 years. Goodwill, which represents the excess of purchase price over the fair value of the net identifiable tangible and intangible assets purchased, is being amortized over 10 to 20 years.

     Earnings Per Share

     Earnings per share is calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128 - "Earnings per Share". Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year plus common equivalent shares outstanding if the common equivalent shares are dilutive. Common equivalent shares include dilutive stock options as if the options were exercised and the proceeds used by the Company to acquire common stock (i.e., the treasury stock method).

     Basic and diluted earnings per share for the years ended December 31, 1998 and December 31, 1997 are based upon 20,448,750 common shares outstanding. Basic and diluted earnings per share for the year ended December 31, 1996, are based upon 20,448,750 common shares outstanding which reflects the one-for-one exchange of

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9,737,500 shares with US&S shareholders and the issuance of 10,711,250 additional shares, in exchange for 100% of ASF, CSEE, ATI and 75% of ATSS.

     Cash and Cash Equivalents

     Cash and cash equivalents represent funds held in interest-bearing money market accounts with original maturities of 3 months or less.

     Credit Risks

     Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of billed and unbilled receivables. Concentrations of credit risk with respect to billed and unbilled accounts receivable are limited due to the Company's credit evaluation process and obtaining letters of credit to ensure payment from international customers. Historically, the Company has not incurred any significant credit-related losses.

     Financial Instruments

     In managing interest rate exposure, the Company at times enters into interest rate swap agreements. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. In order to hedge exposures from firm commitments in foreign currencies, the Company at times enters into forward foreign exchange contracts primarily related to long-term contracts which are settled in currencies other than the currency in which the costs are incurred. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transaction. The fair values of the Company's financial instruments are estimated based on quoted market prices for the same or similar issues.

     Research and Development

     Research and development expense is presented net of government grant reimbursements. Research and development efforts that are performed in accordance with contract requirements are included in cost of revenue. Certain government research grants which are repayable in the event that the related research project proves to be successful are recognized in the income statement when the research project has been determined to be unsuccessful and all other conditions for non-repayment of the grants have been met.

     Income Taxes

     The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are determined based on the difference between the financial statement and tax return bases of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

     Reclassifications

     Certain amounts from prior periods have been reclassified for comparative purposes.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.   INVENTORY

                                                                  DECEMBER 31,
                                                    --------------------------
                                                          1998            1997
     Raw materials...............................      $27,435         $25,005
     Work-in-process.............................       13,893          14,028
     Finished components.........................        7,977           5,738
                                                       -------         -------
                                                       $49,305         $44,771
                                                       =======         =======

4.   LONG-TERM CONTRACT BALANCES

                                                                  DECEMBER 31,
                                                    --------------------------
                                                          1998            1997
     Costs incurred on uncompleted contracts.....   $1,382,798      $1,206,219
     Estimated earnings..........................      239,552         190,081
                                                    ----------      ----------
                                                     1,622,350       1,396,300
     Less billings-to-date and advances on
          contracts..............................   (1,493,234)     (1,301,964)
                                                    ----------      ----------
                                                    $  129,116      $   94,336
                                                    ==========      ==========

     The net amount in the preceding table is included in the consolidated balance sheet under the following captions:

                                                                 DECEMBER 31,
                                                       ----------------------
                                                          1998           1997
     Costs and estimated earnings in excess
         of billings on uncompleted contracts....      $182,253      $157,008
     Billings in excess of costs and estimated
         earnings on uncompleted contracts.......       (53,137)      (62,672)
                                                       --------      --------
                                                       $129,116      $ 94,336
                                                       ========      ========

     At December 31, 1998, there were $2,800 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts. At December 31, 1997, there were $15,554 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts.

     All amounts included in unbilled costs and estimated earnings on uncompleted contracts at December 31, 1998, are expected to be collected within one year.

     Contract retentions receivable and payable arise from the performance of long-term contracts. Approximately $6,476 of retentions receivable and $1,173 of retentions payable are estimated to be collected or paid, respectively, in 1999.

5.   PROPERTY, PLANT AND EQUIPMENT

                                                                DECEMBER 31,
                                                       ---------------------
                                                           1998         1997
              Land...............................      $  2,467     $  3,350
              Buildings..........................        24,276       44,829
              Machinery and equipment............        81,014       64,628
              Construction-in-progress...........         3,331       11,495
                                                       --------     --------
                                                       $111,088     $124,302
              Less accumulated depreciation......       (77,353)     (70,000)
                                                       --------     --------
                                                       $ 33,735     $ 54,302
                                                       ========     ========

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Depreciation expense for the years ended December 31, 1998, 1997, and 1996, was $6,641, $8,446, and $6,819, respectively. Depreciable lives average 39 years for building, and range between3 and 7 years for machinery and equipment.

     In June 1998 the Company renegotiated the Pittsburgh Engineering and Technology Facility lease. The conversion from a capital lease to an operating lease generated a nonrecurring gain of $980. Land and buildings having a net book value of approximately $18,090 were removed from the balance sheet. Net cash proceeds received at the time of closing were $12,200.

6.   SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                      CURRENCY                                DECEMBER 31,
                                                    PAYABLE IN                      1998                       1997
     Borrowings (unsecured but with letters
     of comfort from ATR and Finmeccanica),
     by Ansaldo Signal from Confiri S.p.A.,
     a related party (see Note 10). The interest
     rate in effect on December 31, 1998 was
      6.63% (1997: 7.00%).                                 USD                   $50,000                    $13,000

     Borrowings (unsecured) under various
     lines of credit expiring within one year
     with interest payable at least quarterly.
     The interest rate in effect on December 31,
     1997 was between 7.88% and 8.375%                     USD                        --                     21,987

     Borrowings (unsecured), in Italy
     by ASF under various agreements
     with several banks, expiring within one
     year. The interest rate in effect at
     December 31,1998 was between 6.88%
     and 7.88% (1997: 8.01%).                             Lira                    14,713                      8,945

     Borrowings (unsecured) under various
     lines of credit expiring within one
     year with interest payable at least
     quarterly. The interest rate in effect
     on December 31, 1998 was between 3.56%
     and 5.30% (1997: between 3.88% and 5.91%).        Various                    10,534                     11,433

     Current portion of obligations under
     capital leases                                                                  156                        478
                                                                                 -------                    -------

     Total short-term borrowings and current
     portion of obligations under capital leases                                 $75,403                    $55,843
                                                                                 =======                    =======

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company had committed and uncommitted lines of credit available at December 31, 1998, of $127.7 million with various banks. The unused portion of the committed and uncommitted lines of credit available at December 31, 1998, totaled $52.3 million. US&S also has a $2,917 letter of credit line available and fully utilized from a bank at December 31, 1998. Certain of these lines are guaranteed by ATR.

7.   LONG TERM BORROWINGS AND CAPITAL LEASES

     The carrying value of the Company's long-term debt approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

                                                                                           DECEMBER 31,
                                                                                    -------------------
                                                                                      1998         1997
     Ansaldo Segnalamento Ferroviario S.p.A.
         Notes (unsecured) due 2002 with a
         fixed interest rate of 4.10%.............................................  $16,949     $    --
     Union Switch & Signal
         Senior Notes (unsecured) due 2004, with a
         fixed interest rate of 8.00%.............................................   25,715      30,000
         Long term obligations under capital leases...............................    1,957       8,289
                                                                                    -------     -------
              Subtotal ...........................................................   44,621      38,289
         Less current portion of senior notes.....................................    4,286       4,286
                                                                                    -------     -------
              Total long term borrowings and obligations
              under capital leases................................................  $40,335     $34,003
                                                                                    =======     =======

     The aggregate principal maturities of debt under the present credit arrangements for the periods subsequent to December 31, 1998:

     1999     ...................................................................   $ 4,286
     2000     ....................................................................    6,102
     2001     ....................................................................   11,550
     2002     ....................................................................   12,155
     2003     ....................................................................    4,286
     Thereafter...................................................................    4,285
                                                                                    -------
                                                                                    $42,664
                                                                                    =======

     Future minimum lease payments under, non-cancelable operating leases and capital leases, as of December 31, 1998, are primarily for buildings machinery and equipment as follows:

                                                                                  OPERATING            CAPITAL
     1999.........................................................................  $ 4,623             $  391
     2000.........................................................................    3,533                392
     2001.........................................................................    3,200                391
     2002.........................................................................    3,055                392
     2003.........................................................................    2,787                393
     Thereafter...................................................................   34,759              1,099
                                                                                    -------             ------
     Total minimum lease payments.................................................  $51,957              3,058
                                                                                    =======
     Amount representing imputed interest.........................................                        (945)
                                                                                                        ------
     Present value of future minimum lease payments...............................                       2,113
     Less current portion.........................................................                        (156)
                                                                                                        ------
                                                                                                        $1,957
                                                                                                        ======

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at a fixed rate of 8 percent. The private placement notes have a ten-year term; principal repayments began in 1998. Under this agreement, the Company is subject to certain financial covenants. US&S is in compliance with the financial covenants included in the note agreement as of December 31, 1998.

     ATR and Finmeccanica have agreed to continue to provide sufficient guarantees and/or financing support for the operations of Ansaldo Signal NV and its subsidiaries until March 2000. The repayment of any present or future indebtedness to ATR and/or Finmeccanica will not be required if the Company requests deferral of repayment. Management intends to request deferral of repayment if such repayment would result in the Company violating any of its current debt covenants.

     US&S maintains a $100 million surety bonding facility ($30.0 million outstanding at December 31, 1998) in addition to a $300 million surety bonding facility provided by Finmeccanica (see Note 10).

8.   EMPLOYEE BENEFIT OBLIGATIONS

     Retirement benefits

     Substantially all employees are covered by Government sponsored retirement plans or Company sponsored defined contribution retirement plans which are provided for through charges to income by the Company during the employees' working careers. In some cases, employees may also contribute to the cost of the plan. The Company has no significant obligations for pension or similar postretirement income benefits.

     Other postemployment benefits

     The following other postemployment and postretirement benefits other than pension are included in the consolidated financial statements:

                                                                 DECEMBER 31,
                                                      -----------------------
                                                         1998            1997
     Severance....................................    $16,644         $15,299
     Profit Sharing...............................      3,074           3,366
     Other........................................      2,759           2,639
                                                      -------         -------
                                                      $22,477         $21,304
                                                      =======         =======

     The following is a description of the more significant postemployment benefit plans:

     Severance

     ASF has an unfunded severance plan in accordance with Italian government regulations. The Italian government requires the employer to provide severance pay (Trattamento di fine rapporto - TFR) in amounts equal to annual contributions of 7-8% of a worker's annual salary. The amounts accrued become payable upon termination of the individual employee, for any reason, e.g., retirement, dismissal or reduction in work force. Employees are fully vested in TFR benefits after their first year of service.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Profit Sharing

     CSEE operates a two-tier employee profit sharing plan. The first tier of the plan is mandatory under French law and CSEE is required to make an annual provision of a certain amount of profit after tax based upon a formula. A discretionary second tier to the profit-sharing plan is negotiated under a collective bargaining arrangement.

     Other

     The Company's other unfunded plans, include CSEE's pension plan and the US&S postretirement benefit plan which pays a fixed amount toward the cost of medical insurance and provides life insurance benefits. The liabilities and costs related to these plans are determined on an actuarial basis appropriate to the circumstances.

     The approximate cost of providing all of the above benefits for the years ended December 31, 1998, 1997 and 1996 was $2,515, $4,000 and $4,079,
respectively.

9.   PROVISION FOR INCOME TAXES

     Generally, each subsidiary of the Company is a tax paying entity within its own country. The tax returns of ASF, pre-contribution of SBU to ASF on October 1, 1996, were filed on a separate basis with the government of Italy; however, SBU as a unit of ATR did not have separate income tax returns filed on its behalf, and an estimated provision was calculated based upon the operating results of SBU.

     For the nine-month period ended September 30, 1996, tax expense has been allocated to SBU by applying the liability approach set forth in SFAS No. 109 as if it were a separate taxpayer. Under this approach, a tax benefit for income taxes currently refundable is recognized only if a refund could have been realized by SBU had SBU been a separate taxpayer. A tax benefit for future deductible amounts and carry forwards is recognized when it is more likely than not that such future tax benefit would be realized if SBU were a separate taxpayer.

     The components of the provision for (benefit from) income taxes were as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                     ----------------------------
                                                                       1998       1997       1996
     Current:
     Netherlands................................................     $   --    $    --    $    --
     Other......................................................      3,912     (3,801)      (404)
                                                                     ------    -------    -------
         Total current provision (benefit)......................      3,912     (3,801)      (404)
                                                                     ------    -------    -------

     Deferred:
         Netherlands............................................         --         --         --
         Other..................................................      3,388      3,878     (2,310)
                                                                     ------    -------    -------
              Total deferred provision (benefit)................      3,388      3,878     (2,310)
                                                                     ------    -------    -------
              Total provision (benefit).........................     $7,300    $    77    $(2,714)
                                                                     ======    =======    =======

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The provision for (benefit from) income taxes differs from the amount of income tax determined by applying the applicable Netherlands statutory rate to pretax income as a result of the following differences:

                                                                           YEAR ENDED DECEMBER 31,
                                                                     -----------------------------
                                                                        1998       1997       1996
     Expected tax at the statutory rate of 35%...................    $ 4,860    $(4,448)   $14,346)
     Earnings of subsidiaries at rates over 35%..................        367        121        191
     Other foreign taxes.........................................      1,605         --         --
     In process research and development.........................         --         --      5,178
     Loss carryover with no tax benefit..........................         21        206      3,834
     Non-deductible goodwill.....................................        730      1,614      1,301
     Non-deductible reorganization costs.........................        588        431      2,520
     Change in tax rates.........................................         --      2,632         --
     Change in valuation reserve.................................     (2,040)     3,742         --
     Other.......................................................      1,169     (4,221)    (1,392)
                                                                     -------    -------    -------
         Total income tax........................................    $ 7,300    $    77    $(2,714)
                                                                     =======    =======    =======

     Deferred taxes were comprised of the following:

                                                                                                        DECEMBER 31,
                                                                                          --------------------------
                                                                                             1998               1997
     Deferred tax assets:
     Reserves for contract losses.................................................        $ 1,019            $ 1,797
     Employee benefit obligations.................................................          2,030              2,335
     Accrued expenses and reserves................................................          4,265              3,867
     Goodwill.....................................................................          4,087              4,647
     Research and development.....................................................          1,663              2,936
     Revaluation of assets........................................................          2,237              2,206
     Net operating loss carryforwards.............................................          3,340              6,639
     Tax credit carryforwards.....................................................          1,063                780
     Other........................................................................            646                419
                                                                                          -------            -------
         Deferred tax assets......................................................         20,350             25,626
     Valuation allowance..........................................................         (1,707)            (3,625)
                                                                                          -------            -------
                                                                                           18,643             22,001
                                                                                          -------            -------

     Deferred tax liabilities:
     Property, plant and equipment................................................           (990)            (2,924)
     Leveraged lease..............................................................           (903)              (714)
     Intangibles  ................................................................           (235)              (295)
     Other........................................................................           (998)              (962)
                                                                                          -------            -------
         Total deferred tax liabilities...........................................         (3,126)            (4,895)
                                                                                          -------            -------
         Net deferred tax asset...................................................        $15,517            $17,106
                                                                                          =======            =======

     During 1998, the Company released into taxable income certain government grants whose recognition had been previously deferred. The recognition of income had the effect of reducing the NOL carryforward by $732.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For income tax reporting purposes, the Company has net operating loss carryforwards that aggregate $9,800 at December 31, 1998. NOL carryforward periods vary from five years to indefinite, and the first NOL carryforwards begin to expire in 2002.

     Also during 1998 the Company recorded a net decrease in the valuation allowance of $2,040, which has reduced the 1998 tax provision. The decrease reflects utilization of a portion of NOL carryforwards in 1998 for which a valuation allowance had previously been established and the Company's improved expectations about the future realizability of certain of the remaining NOL carryforwards before their expiration. Management believes that it will have sufficient taxable income in the future to make it more likely than not that the deferred assets net of the valuation allowance at December 31, 1998 will be realized.

     During 1997, the Company recorded an adjustment to reduce the net deferred tax balance at December 31, 1997 by $2,632 based principally on changes in the tax laws of Italy. These changes reduced the expected tax benefit to be received in the future relating to net deductions already reported for financial statement purposes but not yet taken for tax purposes.

     Also during 1997 the Company recorded a net increase in the valuation allowance of $3,742, which was charged to the 1997 tax provision which reflected the Company's expectations about the utilization of certain of its NOL carryforwards before their expiration.

10.  RELATED-PARTY TRANSACTIONS

     The Company's borrowings from its controlling shareholder (ATR) are as follows:

                                                                                            DECEMBER 31,
                                                                                    --------------------
                                                                                      1998          1997
     Borrowings by ASNV (unsecured); interest rate in
         effect at December 31, 1998 was 7.00%....................................  $17,893      $    --
     Borrowings by ASF (unsecured); interest rate in
         effect at December 31, 1998 was 6.375% (1997:  12%)......................    5,245       29,154
     Borrowings by ATSS (subordinated); non-interest bearing......................    1,911        1,960
     Borrowings by ATSS; floating interest rate tied to
         official discount rate in Sweden.........................................    1,233        1,265
                                                                                    -------      -------
     Total borrowings from parent Company.........................................  $26,282      $32,379
                                                                                    =======      =======

     The Company's borrowings from Cofiri, a related financial institution majority-owned by IRI, were $50 million at December 31, 1998 (interest at 6.63%) and $13 million at December 31, 1997 (interest at 7.00%). See Note 6.

     Borrowings by ASF and by ASNV from ATR are for an indefinite period of time.

     The subordinated ATSS loan from the parent company is interest free and is classified in the Swedish statutory financial statements as a conditional Shareholders Contribution to be repaid upon demand from future available earnings. According to statutory legislation, this loan can be repaid to the parent company under certain conditions after a decision at the Annual General Meeting of Shareholders. For US GAAP purposes, this amount is considered subordinated debt.

     US&S, as well as the other subsidiaries of the Company, relies on ATR / Finmeccanica for certain financial and management services. Such services for US&S include guaranteeing a $300,000 performance bonding facility

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(of which $107,993 was utilized at December 31, 1998). US&S pays fees to ATR / Finmeccanica for these services. The fees paid are calculated on the basis of the value of credit enhancement. The fee equals 1.0 percent per annum of the aggregate principal amount of credit enhanced by Finmeccanica and 0.50 percent per annum of any bond or letter of credit for which Finmeccanica provides an indemnity. For the years ended December 31, 1998, 1997 and 1996, fees were $593, $204 and $271, respectively.

     ATR / Finmeccanica has provided bid, advance payment, performance and retentions bonding of $179,632 for all subsidiaries of ASNV.

     Management expects ATR / Finmeccanica to continue to provide these services, to the extent required, at least through March 2000.

     SBU, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR through September 30, 1996. Effective October 1, 1996, ASF entered into agreements with ATR to continue to provide these services as well as to lease space at ATR's facilities through 1998, which term is extended on an annual basis unless terminated by either party. The cost of these services during the three month period ended December 31, 1996, and the years ended December 31, 1997 and 1998, was $3,200, $9,989 and $8,463, respectively.

     All of the allocations and estimates in the consolidated statement of operations are based on assumptions that management believes are reasonable under the circumstances. These allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if ASF had been operated as a separate entity; however, management believes the differences, if any, would not be material.

     ASF has been involved in a number of large turnkey projects with ATR. ATR acted as a prime contractor on such projects. The contracts require ATR to provide varied rail products and services, including signaling and automation of the signaling systems. In connection with the SBU contribution, ATR entered into formal subcontract agreements with ASF to continue providing these services on the incomplete contracts. For the years ended December 31, 1998 and 1997, ASF received revenues on these contracts of some $17,047 and $17,125, respectively.

     US&S has been a subcontractor to ATR. ATR is the prime contractor on such projects and has agreements with US&S for US&S to provide goods and services on these contracts. For the years ended December 31, 1998, 1997 and 1996 US&S's revenue included $10,492, $3,425 and $1,556, respectively, on these contracts.

     In addition, pursuant to an agreement effective as of November 1, 1995 through December 10, 1997, US&S provided management consulting services to ATR. For said services, US&S received a fee of $643 plus reimbursement of expenses.

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as, and effective as, hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. The net unrealized gain on open contracts at December 31, 1998, not recognized in the income statement, amounts to $118. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote and that such losses would not be material.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge which permits, in some cases, deferral of the effects of gains

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


and losses on current net income. If the conditions for hedging are not met, changes in value will be recognized in current net income. Regardless of whether the derivative qualifies as a hedge, all changes in value will be recognized in comprehensive income. The Company is required to adopt this standard in 2000. Management does not expect the adoption of this standard to have a material impact on the Company's results of operations or financial position.

12.  SEGMENT INFORMATION

     The Company operates principally in one industry: the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products.

     The Company's operating segments are managed along geographic divisions which correspond to the locations of its subsidiaries. ASF is in Italy. CSEE is in France. US&S is in the United States. Other subsidiaries are located in Sweden, Australia, Ireland and India.

     Disclosures of operating segment information as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 is provided in the following table.

                                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998
                                                           ASF          CSEE            US&S          OTHER        TOTAL
Income Statement Data:
     Revenues......................................   $113,314       $79,354        $150,834        $11,030     $354,532
     Gross profit..................................     23,992        16,440          30,786          5,864       77,082
     Depreciation .................................      1,409         1,794           3,376             62        6,641
     Amortization..................................        268         1,941             218            899        3,326
     Operating expenses............................     14,941        14,606          20,638          4,525       54,710
     Operating income..............................      9,051         1,834          10,148          1,339       22,372

Balance Sheet Data:
     Total current assets..........................   $162,975       $64,930        $135,621        $16,250     $379,776
     Property, plant and equipment - net...........     11,994         5,252          15,632            857       33,735
     Intangible assets - net.......................        299        30,794             351          2,214       33,658
     Total assets..................................    192,657       102,923         161,164         15,848      472,592

Other Data:
     Capital expenditures..........................       $535          $590          $1,844           $183       $3,152


                                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997
                                                           ASF          CSEE            US&S          OTHER        TOTAL
Income Statement Data:
     Revenues......................................   $108,481       $75,681        $122,419        $11,644     $318,225
     Gross profit..................................     19,564        19,821          13,348          2,218       54,951
     Depreciation .................................      2,556         1,715           3,974            201        8,446
     Amortization..................................         --         2,003             116            961        3,080
     Operating expenses............................     15,160        18,522          20,404          4,390       58,476
     Operating income..............................      4,403         1,299          (7,056)        (2,171)      (3,525)

Balance Sheet Data:
     Total current assets..........................   $157,417       $65,122        $103,627        $17,239     $343,405
     Property, plant and equipment - net...........     12,038         6,058          35,492            714       54,302
     Intangible assets - net.......................        478        29,414             219          3,007       33,118
     Total assets..................................    188,324       102,656         151,259         14,927      457,166

Other Data:
     Capital expenditures..........................     $3,039        $1,585          $2,299           $215       $7,138

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996
                                                           ASF          CSEE            US&S          OTHER        TOTAL
Income Statement Data:
     Revenues......................................   $128,037       $55,213        $153,183        $17,067     $353,500
     Gross profit..................................     20,839        13,450          17,670          4,921       56,880
     Depreciation .................................      1,381         1,156           3,934            348        6,819
     Amortization..................................      1,429         1,271             836          1,015        4,551
     Operating expenses............................     20,552        12,017          27,810         31,828       92,207
     Operating income..............................        287         1,433         (10,139)       (26,908)     (35,327)

     In 1996, operating income included nonrecurring charges of $32,432 related to reorganization costs ($17,288) and the write off of in process research and development costs ($15,144).

13.  COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is a party to claims related to work performed for certain transit authorities and railroads. In the opinion of management, ultimate settlement of these claims will not have a material adverse effect on the results of operations or the financial position of the Company.

14.  PRIORITY SHARES AND OPTION AGREEMENT

     The Company and ATR have entered into an Option Agreement (the "Option Agreement") pursuant to which the Company has granted ATR an option to purchase all of the authorized Priority Shares of the Company for a price equal to the aggregate par value of such shares. The option granted to ATR pursuant to the Option Agreement may only be exercised in the event that an unrelated party acquires or announces a tender offer for 20% or more of the Company's outstanding common shares.

     In the event that ATR acquires the Priority Shares, ATR would be entitled under the Company's Articles of Association to nominate the members of the Supervisory Board and the Management Board. Such nominations would bind the holders of common shares unless the holders of two-thirds or more of the common shares voted to make nominations non-binding. If ATR acquires the Priority Shares and still holds at least one-third of the outstanding common shares, it will be able to make a binding nomination of the members of the Supervisory Board and the Management Board. Pursuant to the Option Agreement ATR has agreed that in the event it acquires the Priority Shares and subsequently its holdings of common shares fall below 25% of the outstanding common shares, the Company may repurchase the Priority Shares for no consideration.

15.  STOCK OPTION PLAN

     In 1996, the Management and Supervisory Boards of the Company approved a Long-Term Stock Incentive Plan (the Incentive Plan). The Incentive Plan is intended to (i) provide incentives and rewards to selected employees of the Company; (ii) assist the Company in attracting, retaining and motivating employees with experience and ability; and (iii) make the Company's compensation program competitive with those of other employers. An aggregate of 1,000,000 common shares has been reserved for issuance under the Incentive Plan.

ANSALDO SIGNAL N.V.
1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table summarizes all stock option activity in 1998, 1997, and 1996.

                                                            1998                        1997                        1996
                                          ----------------------      ----------------------       ---------------------
                                                        WEIGHTED                    WEIGHTED                    WEIGHTED
                                                         AVERAGE                     AVERAGE                     AVERAGE
                                                        EXERCISE                    EXERCISE                    EXERCISE
                                            SHARES         PRICE        SHARES         PRICE        SHARES         PRICE
Outstanding at beginning of year.......    168,500         $7.50       294,000         $7.50            --            --
Granted   .............................         --            --        20,000         $7.50       294,000         $7.50
Forfeited .............................    (32,000)        $7.50      (145,500)        $7.50            --            --
                                           -------                    --------                     -------
Outstanding at end of year.............    136,500         $7.50       168,500         $7.50       294,000         $7.50
                                           =======                    ========                     =======
Options exercisable at year end........     17,600         $7.50        17,600         $7.50            --            --
                                           =======                    ========                     =======
Weighted-average fair value of each
     option granted during the year....                    $  --                       $0.95                       $3.92
                                                           =====                       =====                       =====

     Of these options, 17,600 became exercisable in 1997 and 118,900 will become exercisable in 1999.

     In 1997, the Company adopted SFAS No. 123,"Accounting for Stock-Based Compensation", and elected to account for compensation expense related to stock options under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", (APB
25). Therefore, no compensation expense has been recognized for these options since the options' exercise prices are greater than or equal to the market price of the shares on the dates of grant. Had the Company elected to account for stock-based compensation under the provisions of SFAS 123, net income would have been a reduced by $178, $194 and $21 for the years ended December 31, 1998, 1997 and 1996, respectively. The corresponding effect on basic earnings per share and diluted earnings per share would have been a reduction of $0.01, $0.01 and $0.00 for the years ended December 31, 1998, 1997 and 1996, respectively

16.  GOODWILL, TECHNOLOGY AND OTHER INTANGIBLE ASSETS

     Goodwill, technology and other intangibles net of accumulated amortization consisted of the following:

                                                                  DECEMBER 31,
                                                   ---------------------------
                                                       1998               1997
     Goodwill.................................     $ 30,297           $ 28,785
     Technology...............................       12,487             11,675
     Other....................................        5,407              3,424
                                                   --------           --------
                                                     48,191             43,884
         Less Accumulated amortization........      (14,533)           (10,766)
                                                   --------           --------
                                                   $ 33,658           $ 33,118
                                                   ========           ========

     The amortization expense for the years ended December 31, 1998, 1997 and 1996 was $3,326, $3,080 and $4,551, respectively.

                                                             ANSALDO SIGNAL N.V.
                                    1998 MANAGEMENT BOARD REPORT TO SHAREHOLDERS
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


17.  REORGANIZATION COSTS

     The Company recorded restructuring charges of $10,095 in December, 1996 related to the rationalization of certain of the operations of the individual companies to take advantage of the Company's new world-wide organization. As of December 31, 1998, $2,276 of this reserve remains for specific expenditures which will occur in the first half of 1999. The original charge related primarily to involuntary separation and severance benefits for displaced employees. The involuntary separation and severance benefits principally related to (i) US&S's management employees whose positions were eliminated and / or chose not to relocate from US&S's former headquarters in Columbia, South Carolina to Pittsburgh, Pennsylvania; and (ii) employees of ASF working at the Company's facilities in Italy. Also included in the charge were costs related to the elimination of redundant product lines.

     Costs of $7,193 accrued and incurred in 1996 to effect a combination accounted for by the pooling of interests method are also included as reorganization charges. (See Note 1). During 1997 costs of $1,584 were reversed, related to estimated costs which never materialized or were overestimated, (no such costs remained as of December 31, 1997) which resulted in net cost of $5,609 to effect the combination accounted for by the pooling of interests method.


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                                 ==============
                                 ANSALDO SIGNAL
                                 ==============

                               ANSALDO SIGNAL N.V.
                               WORLD TRADE CENTER
                             SCHIPHOL BOULEVARD 267
                                1118 BH SCHIPHOL
                                 THE NETHERLANDS